

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Paul Vasington
Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, MA 02703

> **Re: Sensata Technologies Holding plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **File No. 001-34652**

Dear Mr. Vasington:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Life Sciences